September 25, 2019

Daniel Mathewes
Executive Vice President and Chief Financial Officer
Hilton Grand Vacations Inc.
6355 MetroWest Boulevard
Suite 180
Orlando, FL 32835

       Re: Hilton Grand Vacations Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-37794

Dear Mr. Mathewes:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis
Real Estate Sales and Financing Segment, page 55

1. We note your reconciliation of sales of VOIs, net to contract sales. Please clarify for us whether you consider contract sales to be a non-GAAP measure as defined by Item 10(e)
      of Regulation S-K and the basis for your conclusion.
2019 Outlook, page 60

2. We note your measure of adjusted free cash flow includes an adjustment for net proceeds from securitization activity. Please explain the purpose of this non-GAAP measure and the securitization activity adjustment. Your response should include a discussion of how this measure is used by management and why you believe it provides useful information to investors.
 Daniel Mathewes
Hilton Grand Vacations Inc.
September 25, 2019
Page 2
3. Please expand your disclosure in future filings to include the disclosure requirements of
         Item 10(e)(1)(i)(C) and (D) of Regulation S-K related to your measures of Free Cash Flow and Adjusted Free Cash Flow.
Financial Statements
Note 5: Timeshare Financing Receivables, page 93

4. Please revise your disclosure to include the carrying amount of financing receivables pledged as collateral to secure your non-recourse revolving timeshare receivable credit facility. Reference is made to ASC Topic 860-30-50-1A(b).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or Robert Telewicz,
Accounting Branch Chief, at 202-551-3438 with any questions.



                                                              Sincerely,
FirstName LastNameDaniel Mathewes
                                                              Division of
Corporation Finance
Comapany NameHilton Grand Vacations Inc.
                                                              Office of Real
Estate and
September 25, 2019 Page 2                                     Commodities
FirstName LastName